The Film Department Holdings, Inc.
232 N. Cañon Dr.
Beverly Hills, CA 90210
August 4, 2010
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-163514)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), The Film Department Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the above-referenced Registration Statement on Form S-1 (File No. 333-163514), filed with the Commission on December 2, 2009, as amended by Amendment No. 1 filed with the Commission on January 25, 2010, Amendment No. 2 filed with the Commission on March 8, 2010, Amendment No. 3 filed with the Commission on March 22, 2010, Amendment No. 4 filed with the Commission on April 6, 2010, Amendment No. 5 filed with the Commission on April 7, 2010, Amendment No. 6 filed with the Commission on April 15, 2010, Amendment No. 7 filed with the Commission on April 23, 2010, Post-Effective Amendment No. 1 filed with the Commission on May 14, 2010, Post-Effective Amendment No. 2 filed with the Commission on May 21, 2010, Post-Effective Amendment No. 3 filed with the Commission on May 28, 2010, Post-Effective Amendment No. 4 filed with the Commission on June 10, 2010, and Post-Effective Amendment No. 5 filed with the Commission on June 24, 2010, together with all exhibits thereto (the “Registration Statement”).
The Company submits this request for withdrawal because it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.
In accordance with Rule 477(c) under the Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.
If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (424) 253-1200 or Joseph M. Crabb of Squire, Sanders & Dempsey L.L.P., counsel to the Registrant, at (602) 528-4084.

Very truly yours,

The Film Department Holdings, Inc.
By:	/s/ Mark Gill
Name:	Mark Gill
Title:	Chief Executive Officer